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                                                                    Exhibit 99.7
                   LEARNINGEXPRESS.COM, LLC ("ON-LINE STORE")

             SUPPLEMENT TO LEARNING EXPRESS, INC. OPERATIONS MANUAL





This supplement is intended to outline the key operational requirements of each Learning Express franchisee that will facilitate cooperation thereby enhancing the development of the On-Line Store as well as the franchised stores. It does not address in detail all operational procedures that will facilitate a seamless environment for the Learning Express customer when shopping either through a franchised location, the On-Line Store or both. Those detailed procedures are under development and will be incorporated, along with the following, as part of the Learning Express, Inc. Policies and Procedures section of the Operations Manual.



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1.   IN-STORE KIOSK

     A cooperative program between Learning Express franchisee and LearningExpress.com E-commerce Company ("On-Line Store") that will enhance customer service and broaden product offerings by enabling access to the On-Line Store via a Kiosk unit.

     OPERATIONAL REQUIREMENTS: Learning Express franchisee will provide the appropriate retail space inside franchised location for placement of the Kiosk. Franchisee will provide the appropriate utility connections as well as subscription service to an Internet Service Provider ("ISP") for access to the World Wide Web. Customer will have access only to the LearningExpress.com URL.

     COST TO FRANCHISEE: Ongoing communications (i.e., telephone line and ISP subscription costs). On-line store will provide equipment and fixture to franchisee at no cost.

2.   MARKETING AND BRAND DEVELOPMENT

     Learning Express, Inc. believes that the development of the On-Line Store will enhance the business of its Franchisees by creating additional awareness of the Learning Express name through various cooperative marketing and advertising programs.

     OPERATIONAL REQUIREMENTS: Learning Express franchisee will allow the marketing and promotion of the On-Line Store as well as display the LearningExpress.com URL on marketing materials including; catalogs, print ads, marketing and advertising materials, bags and in-store display materials.

     COST TO FRANCHISEE: Minimal, if any.

     OPERATIONAL REQUIREMENTS: Learning Express franchisee will allow up to four direct mailings to customer mailing list that will promote in a joint fashion, the On-Line Store and that particular local store.

     COST TO FRANCHISEE: None

     OPERATIONAL REQUIREMENTS: Learning Express franchisee will accept On-Line Store gift certificates and coupons utilizing the same process as now used for the franchised store system.

     COST TO FRANCHISEE: None



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3.   PRODUCT RETURNS

     In order to provide seamless customer service and distinguish the Learning Express On-Line Store from other like e-commerce companies, a cooperative return process between the On-Line Store and the franchised store is necessary.

     OPERATIONAL REQUIREMENTS: Learning Express franchised store will accept product returns from Learning Express On-Line Store customers following the same inter-store procedure as outlined in the current Operations Manual.

          * Returned products that are on the Learning Express "Buying Program" will be retained into inventory by store for sale at retail. Store will receive reimbursement from On-Line Store for cost of item.

          * Returned products that are not on "Buying Program" may be returned to the On-Line Store fulfillment center. Store will receive full reimbursement of credit given to customer.

          * Customer will receive instructions for those items carried by the On-Line Store (i.e., direct ship by mfg., affiliate sales, etc.) that are not returnable to a franchised store location.

     COST TO FRANCHISEE: Minimal to none




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